SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 15, 2003

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---            ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No X
                                    ---     ---

   (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No X
                                    ---     ---

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes      No X
                                    ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEAD N.V.



Date: 15 May 2003                   By   /s/ Johan Eliasch
                                         -----------------
                                    Chairman and Chief Executive Officer

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                                 March 31, 2003

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED March 31, 2003



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.   FINANCIAL STATEMENTS

          Audited Condensed Consolidated Balance Sheet as of December 31, 2002 and Unaudited Condensed Consolidated Balance Sheet as of March 31, 2003

          Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2002 and 2003

          Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2002 and 2003

          Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2003

          Notes to the Unaudited Consolidated Financial Statements



ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

ITEM 3. RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING UNTERNEHMENS-BETEILIGUNG GMBH FINANCIAL STATEMENTS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


          This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:


            o success or failure of our efforts to implement our business strategy;
            o  our liquidity and capital expenditures;
            o  our ability to obtain financing;
            o  our future capital needs;
            o  competitive pressures and trends in the sporting goods industry;
            o  our ability to compete, including internationally;
            o  our ability to introduce new and innovative products;
            o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
            o  our ability to acquire and integrate businesses;
            o  legal proceedings and regulatory matters; and
            o  general economic conditions.

          In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION


          We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars and "euro" or "(euro)" means the common currency for twelve member states of the European Monetary Union.


          The accompanying condensed consolidated financial statements should be understood by taking into consideration the fluctuations in exchange rates between the US dollar and euro which showed the following development:


          December 31,     March 31,    December 31,     March 31,
1 UDS=        2001           2002           2002           2003
EUR        1.134687        1.146263      0.953562        0.917852

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                       December 31,     March 31,
                                                                          2002            2003
                                                                       ------------    -----------
                                                                        (audited)      (unaudited)
                                                                              (in thousands)
ASSETS
Cash and cash equivalents................. ..............................$ 37,598      $  55,735
Accounts receivable, net of allowance for doubtful accounts of
  $11,834 and $11,992, respectively........ ............................. 161,109        122,276
Inventories, net.........................................................  77,638         98,685
Prepaid expense and other current assets.................................  16,441         21,536
                                                                         --------      ---------
  Total current assets................................................... 292,786        298,231
Marketable securities....................................................   2,316          2,406
Property, plant and equipment, net.......................................  73,156         72,668
Intangible assets, net...................................................  20,236         20,236
Deferred income taxes....................................................  78,148         81,101
Other non-current assets.................................................   7,212          6,831
                                                                         --------      ---------
  Total assets........................................................... 473,853      $ 481,474
                                                                         ========      =========
LIABILITIES AND STOCKHODLERS' EQUITY
Accounts payable.........................................................  33,069      $  33,696
Accrued expenses and other current liabilities...........................  39,388         45,635
Short term borrowings....................................................  58,773         59,393
Current portion of long-term borrowings..................................   2,349          2,279
                                                                         --------      ---------
  Total current liabilities.............................................. 133,579        141,003
Long-term borrowings.....................................................  93,771         97,346
Other long-term liabilities..............................................  16,670         17,270
                                                                         --------      ---------
  Total liabilities...................................................... 244,020        255,619
Minority interest........................................................       9              9
Commitments and contingencies
Stockholders' Equity
Common stock and additional paid in capital, net of treasury stock
  0.20 EUR par value; 39,820,677 shares issued........................... 139,969        140,051
Retained earnings........................................................  67,741         57,887
Accumulated other comprehensive income...................................  22,114         27,907
                                                                         --------      ---------
  Total stockholders'equity.............................................. 229,824        225,846
                                                                         --------      ---------
  Total liabilities and stockholders' equity.............................$473,853      $ 481,474
                                                                         ========      =========


          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          For the Three Months
                                                                             Ended March 31,
                                                                         2002             2003
                                                                      -----------      -----------
                                                                      (unaudited)      (unaudited)
                                                                       (in thousands, except per
                                                                               share data)
 REVENUES:
 Product revenues.....................................................$  73,184     $  71,319
 Licencing revenues...................................................    1,680         2,281
                                                                      ---------     ---------
 Total revenues.......................................................   74,864        73,600
 Cost of sales........................................................   45,439        46,848
                                                                      ---------     ---------
 Gross profit.........................................................   29,425        26,752
 Selling and marketing expense........................................   23,738        26,287
 General and administrative expense (excluding non-cash
    compensation expense and restructuring costs).....................    7,176         8,659
 Non-cash compensation expense........................................      408           164
 Restructuring costs (see note 11)....................................       --           530
                                                                      ---------     ---------
 Operating loss.......................................................  (1,898)       (8,888)
 Interest expense.....................................................  (2,636)       (3,382)
 Interest income......................................................      161           263
 Foreign exchange gain (loss).........................................      262           (3)
 Other income, net....................................................        9            27
                                                                      ---------     ---------
 Loss from continuing operations before income taxes..................  (4,102)      (11,983)
 Income tax benefit:
    Current...........................................................    (849)         (397)
    Deferred..........................................................    1,395         2,526
                                                                      ---------     ---------
 Income tax benefit...................................................      545         2,129
                                                                      ---------     ---------
 Net loss.............................................................$ (3,556)     $ (9,854)
                                                                      =========     =========
 Earnings per share, basic and diluted
    Net loss..........................................................$  (0.09)        (0.27)
 Weighted average shares outstanding
    Basic                                                                37,779        36,533
    Diluted                                                              37,779        36,533


          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                   For the Three Months
                                                                                      Ended March 31,
                                                                              -----------------------------
                                                                                 2002              2003
                                                                              --------------  -------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)

Net loss.....................................................................$     (3,556)    $  (9,854)
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $45
           and $149, respectively) ..........................................          133           439
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................        (214)          (56)
           Foreign currency translation adjustment...........................      (1,548)         5,411
                                                                              ------------    ----------
     Total comprehensive income..............................................$     (5,185)    $  (4,061)
                                                                              ============    ==========

          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                    For the Three Months
                                                                                       Ended March 31,
                                                                                   2002            2003
                                                                                -----------     -----------
                                                                                (unaudited)     (unaudited)
                                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net loss......................................................................$  (3,556)      $ (9,854)
  Adjustments to reconcile net loss
    to net cash provided by operating activities:
    Depreciation and amortization...............................................     3,860          4,927
    Provision for leaving indemnity and pension benefits........................       139           (25)
    Gain on sale of property, plant and equipment...............................       (2)            (3)
    Non-cash compensation expense...............................................       408            164
    Deferred tax (income).......................................................   (1,395)        (2,526)
  Changes in operating assets and liabilities:
    Accounts receivable.........................................................    32,450         42,882
    Inventories.................................................................  (10,501)       (18,262)
    Prepaid expense and other assets............................................   (2,149)        (2,029)
    Accounts payable, accrued expenses and other liabilities....................   (2,183)          4,438
                                                                                ----------      ---------
  Net cash provided by operating activities.....................................    17,070         19,713
                                                                                ----------      ---------
INVESTING ACTIVITIES:
     Purchase of property, plant and equipment..................................   (3,371)        (2,116)
     Proceeds from sale of property, plant and equipment........................       210            152
     Sale of marketable securities..............................................        --            272
                                                                                ----------      ---------
  Net cash used for investing activities........................................   (3,161)        (1,694)
                                                                                ----------      ---------
FINANCING ACTIVITIES:
     Change in short-term borrowings, net.......................................   (9,336)          (891)
     Proceeds from long-term debt...............................................        20            275
     Payments on long-term debt.................................................      (20)          (451)
     Purchase of treasury stock.................................................       --            (82)
                                                                                ----------      ---------
  Net cash used for financing activities........................................   (9,336)        (1,148)
                                                                                ----------      ---------
  Effect of exchange rate changes on cash and cash equivalents..................   (1,478)          1,267
  Net increase in cash and cash equivalents.....................................     3,096         18,137
  Cash and cash equivalents at beginning of period..............................    22,128         37,598
                                                                                ----------      ---------
  Cash and cash equivalents at end of period....................................$   25,224      $  55,735
                                                                                ==========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest........................................................$    3,938      $   5,017
  Cash paid for income taxes....................................................$      502      $     233

          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2002 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on March 27, 2003 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month period ended March 31, 2003 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 37,779 thousand and 36,533 thousand for March 31, 2002 and March 31, 2003, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:

                                                       For the Three Months
                                                          Ended March 31
                                                   --------------------------
                                                        2002          2003
                                                   -------------  -----------
                                                   (unaudited)    (unaudited)
                                                          (in thousands)
Incremental effect of stock options................     1,712           1,272

Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 does not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21. Management believes EITF 00-21 has no impact on the financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Note 3 - Inventories

Inventories consist of the following (in thousands):

                                                      December 31,    March 31,
                                                         2002           2003
                                                      ------------   -----------
                                                       (audited)     (unaudited)
Raw materials and supplies............................ $ 18,526      $ 22,717
Work in process.......................................    6,486         9,107
Finished goods........................................   67,766        80,816
Provisions............................................  (15,140)      (13,955)
                                                      ------------   -----------
    Total inventories, net............................ $  77,638     $ 98,685
                                                      ============   ===========


Note 4 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain from AOCI to earnings of $0.2 million and $0.1 million for the three months ended March 31, 2002 and 2003, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.1 million and $0.4 million, net of tax, for the three months ended March 31, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Note 5 - Shareholders' Equity

Pursuant to existing resolutions which were approved on May 28, 2002 the Board of Directors is authorized to buy back 10% of the Company's issued share capital during a period of 18 months to support the share price. For the three month period ended March 31, 2003, the Company has purchased 51,950 shares of treasury stock at the prevailing price in the total amount of $0.1 million. Due to the current economic environment the Company does not consider it prudent to pay a dividend.


Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $307.2 million and $318.3 million as of December 31, 2002 and March 31, 2003, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $54.0 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three months ended March 31, 2003, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $2.0 million and $3.0 million for the three months ended March 31, 2002 and 2003, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries (in thousands).

                                                        For the Three Months
                                                           Ended March 31
                                                    --------------------------
                                                        2002          2003
                                                    -------------  -----------
                                                    (unaudited)    (unaudited)
                                                           (in thousands)
Revenues from External Customers:
Austria.............................................$   12,158     $    12,377
Italy...............................................    11,342          10,203
Germany.............................................     7,571           8,893
France..............................................     4,675           4,202
United Kingdom/Ireland..............................     4,302           5,419
Japan...............................................       554             152
Other (Europe)......................................     4,468           6,307
North America.......................................    29,794          26,048
                                                    -------------  -----------
    Total revenues..................................$   74,864     $    73,600
                                                    =============  ===========

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


                                                    December 31,     March 31,
                                                    --------------------------
                                                        2002          2003
                                                    -------------  -----------
                                                                   (unaudited)
                                                           (in thousands)
Long lived assets:
Austria.............................................$   20,722     $    20,368
Italy...............................................    21,553          20,082
Germany.............................................     1,019           1,036
France..............................................       184             212
United Kingdom/Ireland..............................     4,705           4,768
Japan...............................................     1,516           1,511
Other (Europe)......................................     9,857          11,642
North America.......................................    13,601          13,050
                                                    -------------  -----------
    Total long lived assets.........................$   73,156     $    72,668
                                                    =============  ===========

Note 9 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $35.0 million and recorded foreign exchange losses of $1.5 million in other comprehensive income.

Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of March 31, 2003, accruals for warranties consist of the following (in thousands):

                                                     2003
                                                  ---------
Balance at the beginning of the period            $ 2,484
Current year provision                                734
Settlements made during the period                  (470)
Translation adjustment                                112
                                                  ---------
Balance at the end of the period                  $ 2,860
                                                  =========

Note 11 - Restructuring Costs In the three months ended March 31, 2003 we recorded restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent incurred due to the movement of our US winter sports organization to our US headquarter including the shutdown of current warehouse facilities, the closing of the office and the relocation of office equipment. No further costs are expected to incur.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment), - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first three months of any calendar year, we typically generate some 20 to 30% of our Racquet Sports and Diving product revenues, but less than 10% of our Winter Sports revenue. Thus, we typically generate only some 15 to 20% of our total year gross profit in the first three months of the year, but we incur some 25% of fixed general and administration and marketing expenses in this period.

After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery during the end of the season 2002/03. The market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. The market for tennis balls was generally perceived to have declined. The overall market for diving equipment was also generally perceived to have declined primarily due to fewer people travelling world wide to dive centers and resorts and making corresponding purchases of equipment.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS



Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                                                    For the Three Months
                                                                                       Ended March 31,
                                                                                   2002             2003
                                                                                -----------      ----------
                                                                                       (in thousands)
REVENUES
Total revenues..................................................................$ 74,864         $ 73,600
 Cost of sales..................................................................  45,439           46,848
                                                                                -----------      ----------
    Gross profit................................................................  29,425           26,752
                                                                                ===========      ==========
    Gross margin................................................................   39.3%            36.3%
Selling and marketing expense...................................................  23,738           26,287
 General and administrative expense (excl. non-cash
    compensation expense and restructuring costs)...............................   7,176            8,659
Non-cash compensation expense...................................................     408              164
Restructuring costs.............................................................      --              530
                                                                                -----------      ----------
    Operating loss..............................................................  (1,898)         (8,888)
                                                                                ===========      ==========
Interest expense................................................................  (2,636)         (3,382)
Interest income.................................................................      161             263
Foreign exchange gain (loss)....................................................      262             (3)
 Other income, net..............................................................        9              27
                                                                                -----------      ----------
    Loss from continuing operations before income taxes.........................  (4,101)         (11,983)
 Income tax benefit.............................................................      545            2,129
                                                                                -----------      ----------
    Net loss.................................................................... $(3,556)        $ (9,854)
                                                                                ===========      ==========



Three Months Ended March 31, 2003 and 2002


Total Revenues. For the three months ended March 31, 2003 total revenues decreased by $1.3 million, or 1.7%, to $73.6 million from $74.9 million in the comparable 2002 period. This decrease was primarily due to lower sales of Racquet Sports products and diving products, partially offset by increased sales of skis and bindings.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


                                                  2002              2003
                                               -----------       ----------
                                               (unaudited)        (audited)
                                                       (in thousands)
 Product category:
 Winter Sports................................. $ 11,921         $ 16,451
 Racquet Sports................................   47,171           42,424
 Diving........................................   14,092           12,444
 Licensing.....................................    1,680            2,281
                                               -----------       ----------
    Total Revenues............................. $ 74,864         $ 73,600
                                               ===========       ==========


Winter Sports revenues for the three months ended March 31, 2003 increased by $4.5 million, or 38.0%, to $16.5 million from $11.9 million in the comparable 2002 period. This increase was due to higher sales of skis, bindings and snowboard products.

Racquet Sports revenues for the three months ended March 31, 2003 decreased by $4.7 million, or 10.1%, to $42.4 million from $47.2 million in the comparable 2002 period. This mainly results from lower sales in tennis racquets and balls in the United States.

Diving revenues for the three months ended March 31, 2003 decreased by $1.6 million, or 11.7%, to $12.4 million from $14.1 million in the comparable 2002 period, mainly due to fewer people travelling worldwide to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the three months ended March 31, 2003 increased by $0.6 million, or 35.8%, to $2.3 million from $1.7 million in the comparable 2002 period due to the strength of the euro against the dollar as well as due to timing impact.

Gross Profit. For the three months ended March 31, 2003 gross profit decreased by $2.7 million to $26.8 million from $29.4 million in the comparable 2002 period due to lower sales. Gross margin decreased to 36.3% in 2003 from 39.3% in the comparable 2002 period due to the strength of the euro against the dollar.

Selling and Marketing Expenses. For the three months ended March 31, 2003, selling and marketing expenses increased by $2.5 million, or 10.7%, to $26.3 million from $23.7 million in the comparable 2002 period. This increase was due to the strength of the euro against the dollar.

General and Administrative Expenses. For the three months ended March 31, 2003, general and administrative expenses increased by $1.5. million, or 20.7%, to $8.7 million from $7.2 million in the comparable 2002 period. This increase was mainly due to the strength of the euro against the dollar.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


We also recorded $0.2 million and $0.4 million for the three months ended March 31, 2003 and 2002, respectively, of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, in the three months ended March 31, 2003 we recorded restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters (see note 11).

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2003 increased by $7.0 million to $8.9 million from $1.9 million in the comparable 2002 period.

Interest Expense. For the three months ended March 31, 2003, interest expense increased by $0.7 million, or 28.3%, to $3.4 million from $2.6 million in the comparable 2002 period. This increase was mainly due to the strength of the euro against the dollar.

Interest Income. For the three months ended March 31, 2003, interest income increased by $0.1 million, or 63.2%, to $0.3 million from $0.2 million in the comparable 2002 period. This increase was due to higher cash on hand.

Foreign Currency Exchange. For the three months ended March 31, 2003, we had an immaterial foreign currency loss, compared to a gain of $0.3 million in the comparable 2002 period. This decrease was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro-based subsidiaries to permanently-invested intercompany receivables.

Other Income, net. For the three months ended March 31, 2003, other income, net remained the same compared to the comparable 2002 period.

Income Tax Benefit. For the three months ended March 31, 2003, income tax benefit was $2.1 million, an increase of $1.6 million compared to income tax benefit of $0.5 million in the comparable 2002 period. This increase relates to higher losses in 2003.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2003, we had net loss of $9.9 million, compared to net loss of $3.6 million in the comparable 2002 period.

Liquidity and Capital Resources:

For the three months ended March 31, 2003, cash generated from operating activities increased by $2.6 million, or 15.5%, to $19.7 million from $17.1 million in the comparable 2002 period. This was mainly due to a greater reduction of accounts receivable and an increase in accounts payable which was partially offset by a higher increase in inventory. The cash flows from operating activities were used to purchase property, plant and equipment of $2.1 million, to repay a portion of our short term borrowings and to repurchase treasury stock of $0.1 million.

                                    HEAD N.V.
           ITEM 3: RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
               UNTERNEHMENS-BETEILIGUNG GMBH FINANCIAL STATEMENTS

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial results on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation is as follows:

                                                    For the Three Months
                                                       Ended March 31,
                                                ----------------------------
                                                   2002             2003
                                                -----------      -----------
                                                (unaudited)      (unaudited)

Net loss
Head Holding..................................  $ (3,024)        $ (8,813)
Reconciliation to Head NV:
    Operating expenses........................      (529)          (1,080)
    Foreign exchange gain (loss)..............        (5)               28
    Interest income...........................          2               10
                                                -----------      -----------
Head NV.......................................  $ (3,556)        $ (9,854)
                                                ===========      ===========


                                                December 31,       March 31,
                                                -----------      -----------
                                                   2002             2003
                                                -----------      -----------
                                                (unaudited)      (unaudited)

Net loss
Head Holding..................................  $233,260         $ 230,554
Reconciliation to Head NV:
    Common stock and additional paid in
    capital, net of treasury stock............   (5,792)           (5,874)
    Retained earnings.........................   (2,245)               868
    Dividend paid.............................     4,154                 0
    Other.....................................       449               298
                                                --------         ---------
Head NV.......................................  $229,825          $225,846
                                                ========         =========

The difference in income of the Head N.V. group compared to the Head Holding group results from Head N.V.'s administration costs. Since September 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.